Filed by Mylan Laboratories Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities and Exchange Act of 1934, as amended

Subject Company: King Pharmaceuticals, Inc.
Commission File No.: 0-24425

     This filing relates to a planned acquisition (the “Acquisition”) by Mylan Laboratories Inc. (“Mylan”) of King Pharmaceuticals, Inc. (“King”), pursuant to the terms of an Agreement and Plan of Merger, dated as of July 23, 2004 (the “Merger Agreement”), by and among Mylan, Summit Merger Corporation (a wholly-owned subsidiary of Mylan) and King. The Merger Agreement is on file with the U.S. Securities and Exchange Commission (the “SEC”) as an exhibit to the joint proxy statement/prospectus on Form S-4 filed by Mylan on September 3, 2004, and is incorporated by reference into this filing.

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Mylan Laboratories Inc.
1500 Corporate Drive
Canonsburg, PA 15317

October 15, 2004

Via Federal Express

John C. Leonard, CFA
Head of North American Equities
UBS Global Asset Management
One North Wacker Drive
Chicago, IL 60606

Dear Mr. Leonard:

I am writing in further response to your letter dated October 12, 2004 sent to Mylan’s Chairman, Milan Puskar. I thought it would be helpful to respond to some of the specific issues you raised in your letter.

First, you comment that the transaction will be dilutive to Mylan based on your models of our business. As you may know, we have cautioned investors who may be relying on models that may not have been fully adjusted for negative changes in the generic pharmaceutical industry. Further, while you have not indicated what your model for Mylan on a stand-alone basis produces, or the assumptions on which your model was based, let me comment on our ongoing process for developing financial guidance on a prospective basis for the combined company, which we will present to the investment community on November 1st. Our financial team has prepared a detailed internal forecast, which carefully evaluates our brand and generics business by compound – both existing marketed products and products in our pipeline. We have also analyzed the impact of the current regulatory environment and pricing framework in our industry, as well as other operating trends, including expected levels of competition on each of our key products and our key cost items such as manufacturing and labor. We did a similar analysis for King prior to the announcement of the transaction and have refined that work over the last two months.

Finally, we are completing our detailed synergy analysis of the combination. We plan to discuss the result of management’s detailed forecasts with investors beginning November 1st. As we have said before, we are convinced that these results will demonstrate that the transaction will be accretive on a cash EPS basis and will grow EPS faster than Mylan on a standalone basis.

Second, you assert that “historical precedents” in the pharmaceutical / biotech industry indicate that investors will only look at, and place value on, GAAP earnings per share. We do not agree with that assertion. Rather, the facts support just the opposite. For instance, each of the following companies (among others) is largely valued by investors on the basis of cash EPS: (i) Pfizer, the largest pharmaceutical company by market capitalization (following the Pharmacia acquisition); (ii) Amgen, the largest biotech company by market capitalization (following the Immunex acquisition); (iii) Genentech, the second largest biotech company by market capitalization; and (iv) BiogenIDEC, the third largest biotech company by market capitalization (following their merger). I would also note that, according to Fact Set as of June 30, 2004, UBS Asset Management owned stock in each of these four cash EPS reporting companies. More important than these precedents is our strong belief that cash EPS is truly the best indicator of business profitability and operating performance. In addition, operating cash flow (which would have been $650 million for the combined company for the 12 months ended March 31, 2004) will enable Mylan to acquire additional products, further invest in our existing businesses and assets, and return value to shareholders through a potential future stock buy back and dividends. We believe that most investors will agree that cash flow and cash EPS are the best metrics when analyzing Mylan and that these metrics will demonstrate the value of this acquisition.

Third, I wish to address some of your critiques of King, and reiterate certain of our reasons for the transaction. While we believe strongly in the immediate benefits of access to an established brand portfolio, in terms of the additional scale and cash flow they bring to our brand business, we also believe that the skills for which Mylan is best known, such as lifecycle, intellectual property and supply chain management and manufacturing excellence, will substantially benefit King’s existing product portfolio over the long term. As a result, we will be able to build a sustainable brand franchise, not just a one-product brand segment.

You also suggest in your letter that we purchased King for its product pipeline or clinical development capabilities. This is simply not the case. Mylan today has a very strong scientific platform, which has not only brought nebivolol through the last 15 months of clinical development, but also had previously developed six NDAs. We believe that this scientific platform can be further exploited, and we will continue to build upon it going forward. Mylan will continue to develop nebivolol to maximize its potential, both for its current indication and possible additional indications. You also indicated that you conducted over 15 months of extensive due diligence, but I must point out another inaccuracy in your analysis: nebivolol is not in any clinical trials in osteoporosis, nor has it been considered for any of which we are aware.

Fourth, with regard to your point on the nebivolol launch, we would like to stress that we carefully evaluated how to most effectively launch this product and ensure its potential to be a leader in its class. Our management team assessed all of the alternatives available to it – specifically, whether to create a commercial operation by building it internally, partnering with another company or acquiring it. We determined that acquiring, not only a salesforce, but also a complementary product portfolio, was the most effective platform to maximize this product launch and ensure the success of the brand franchise going forward. You also referenced Wyeth’s nominal lawsuit against King. If you read the Complaint, you will see that the lawsuit merely involves a relatively minor contractual dispute. I also want to stress the importance of having a salesforce with experience in the core therapeutic area nebivolol is in, a bag of products to detail and existing relationships with doctors. Additionally, I would like to point out, as you are fully aware, that no sales and marketing plan can be optimized or evaluated until the final labeling has been attached to the product.

Finally, I wish to address your contention that the integration will be “onerous” and a distraction to management and our core generics business. We have specifically chosen to structure the combined company unlike the majority of our generic competitors who have brand segments. Mylan will operate under a holding company structure, with two separate divisions, with separate operational management teams. We believe this structure significantly limits integration risk, as our generics business will be virtually untouched as a result of this transaction. Additionally, we have built a very strong team of operators on the brand side who are fully capable of leading this division, including Michael Marquard, who joins Mylan from Wyeth and has a great deal of experience with King’s Altace product. Our management will be able to maximize the benefits of this transaction and build upon what we have purchased. Our corporate structure has also been set up specifically to ensure that management can continue to explore additional outside product opportunities.

Mylan’s Board and management have delivered growth, value and performance to shareholders for over 43 years. I want to assure you of our commitment to all shareholders to provide substantial additional information about the acquisition and nebivolol on November 1st, and we ask you again to reserve judgment on the transaction until that time.

Sincerely,

/s/ Robert J. Coury

Robert J. Coury
Vice Chairman and Chief Executive Officer

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Forward-Looking Statements:

This communication includes statements that constitute “forward-looking statements”, including with regard to the King transaction, the value of the Mylan-King combination, the achievement of growth and value, that the transaction is accretive on a cash EPS basis, the planned conference call and roadshow and the maximization of the nebivolol opportunity. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Because such statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: factors relating to satisfaction of the conditions to the acquisition, including requisite shareholder and regulatory approvals; challenges and costs relating to integration of the two businesses; the effect of any changes in customer and supplier relationships and customer purchasing patterns; uncertainties inherent in forecasts, as well as the subjectivity inherent in any probability weighted analysis underlying the Company’s assumptions and estimates with respect to the future; the impact and effects of legal or regulatory proceedings, actions or changes; general market perception of the transaction; the effects of vigorous competition on commercial acceptance of Mylan’s and King’s products and their pricing; the potential costs and product introduction delays that may result from use of legal, regulatory and legislative strategies by Mylan’s or King’s competitors; uncertainties regarding patent, intellectual and other proprietary property protections; exposure to lawsuits and contingencies associated with both Mylan’s and King’s businesses; the ability to attract and retain key personnel; other uncertainties and matters beyond the control of management of both Mylan and King; and the other risks detailed in the periodic filings filed by Mylan and by King with the Securities and Exchange Commission (the “SEC”). Neither Mylan nor King undertakes any obligation to update these statements for revisions or changes after the date hereof.

Additional Information About the Merger and Where To Find It:

In connection with the proposed merger, Mylan and King filed with the SEC on September 3, 2004, a joint proxy statement/prospectus on Form S-4 that contains important information about the Merger. These materials are not yet final and will be amended. Investors and security holders of Mylan and King are urged to read the joint proxy statement/prospectus filed, and any other relevant materials filed by Mylan or King because they contain, or will contain, important information about Mylan, King and the Merger. The preliminary materials filed on September 3, 2004, the definitive versions of these materials and other relevant materials (when they become available) and any other documents filed by Mylan or King with the SEC, may be obtained for free at the SEC’s website at www.sec.gov. Investors and shareholders of Mylan and King may also read and copy any reports, statements and other information filed by Mylan and King with the SEC at the SEC public reference room at 450 Fifth Street, N.W. Room 1200, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room. In addition, the documents filed with the SEC by Mylan may be obtained free of charge by directing such request to: Mylan Laboratories Inc., Attention: Investor Relations, 1500 Corporate Drive, Canonsburg, PA 15317, or from Mylan’s website at www.mylan.com. The documents filed with the SEC by King may be obtained free of charge by directing such request to: King Pharmaceuticals, Inc., Attn: Corporate Affairs, 501 Fifth Street, Bristol, TN 37620, or from King’s website at www.kingpharm.com. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when such other materials become available before making any voting or investment decision with respect to the proposed transaction.

Mylan, King and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Mylan and King in favor of the acquisition. Information about the executive officers and directors of Mylan and their ownership of Mylan common stock is set forth in the proxy statement for Mylan’s 2004 Annual Meeting of Shareholders, which was filed with the SEC on June 28, 2004. Information about the executive officers and directors of King and their ownership of King common stock is set forth in the proxy statement for King’s 2003 Annual Meeting of Shareholders, which was filed with the SEC on September 19, 2003. Investors and shareholders may obtain more detailed information regarding the direct and indirect interests of Mylan, King and their respective executive officers and directors in the acquisition by reading the joint proxy statement/prospectus regarding the acquisition, which is included in the Registration Statement on Form S-4 filed by Mylan with the SEC on September 3, 2004.

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